Exhibit.16

June 13, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4 of Form 8-K, dated May 13, 2002 of Inforetech Wireless Technology, Inc. (the "Company") and are in agreement with the statements contained in paragraphs 4(a)(iv), 4(a)(v) and 4(b)(ii). We have no basis to agree or disagree with the statements contained in paragraphs 4(a)(iii) and 4(b)(i). We report as follows with respect to the remaining paragraphs of Item 4 of the Company's Form 8-K.

Paragraph 4(a)(i)

We were informed of our dismissal by the Company on May 22, 2002 rather than April 5, 2002 as reported by the Company.

Paragraph 4(a)(ii)

Contrary to the first sentence in this paragraph, Ernst & Young LLP did not report on the 1999 financial statements of the Company.

The explanatory paragraph included in our auditors' report on the 2000 financial statements of the Company is inaccurately quoted. The explanatory paragraph is as follows.

"The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2, the Company's history of losses and working capital deficiency of $3,379,545 raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Paragraph 4(a)(vi)

On May 22, 2002, we received a request from the Company to provide it with a letter addressed to the SEC with respect to its Form 8-K. Paragraph 4(a)(vi) states that the request had been made of us as of an earlier date.

Yours truly,

/s/ Ernst & Young LLP
     Ernst & Young LLP